Exhibit 99.2

FinVolution Group Announces New Share Repurchase Program of Up to US$150 million

SHANGHAI, May 25, 2026 /PRNewswire/ — FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform across China and overseas markets, today announced that the board of directors of the Company (the “Board”) has authorized a new share repurchase program (the “New Share Repurchase Program”) effective on May 30, 2026. Pursuant to the New Share Repurchase Program, the Company may repurchase up to US$150.0 million worth of its shares (including ADSs) during the period from May 30, 2026 to May 29, 2028.

Mr. Tiezheng Li, Vice Chairman and Chief Executive Officer of FinVolution Group, said, “Shareholder return remains a cornerstone of our capital allocation strategy. Since the initial launch of our first share repurchase program on March 21, 2018, through March 31, 2026, we have cumulatively deployed approximately US$516.7 million to repurchase the Company’s ADSs. The New Share Repurchase Program is also our fifth share repurchase program, reflecting our continued commitment to shareholder value creation. Supported by a healthy balance sheet and strong confidence in our ‘Local Excellence, Global Outlook+’ strategy, we continue to believe in the underlying value of the investment in our own equity.”

Mr. Shaofeng Gu, Chairman of FinVolution Group, added, “The Board’s approval of this new program reflects our conviction in the Company’s growth trajectory and disciplined approach to capital allocation. As our international platform continues to gain traction across multiple geographies and our domestic operations deliver stable profitability, we believe share buybacks represent a compelling use of capital. We are confident in our ability to deliver sustainable long-term returns to our stakeholders.”

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition across China and overseas markets, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2026, the Company had 246.5 million cumulative registered users across China and overseas markets.

For more information, please visit https://ir.finvgroup.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Yam Cheng

Tel: +86 (21) 8030 3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com